
March 5, 2013

J. Duncan Reid
Chief Executive Officer
Trio Resources, Inc.
100 King Street West, Suite 5600
Toronto, Ontario M5X 1C9

> **Re:** **Trio Resources, Inc.**
> **Form 8-K/A**
> **Filed February 19, 2013**
> **File No. 333-178472**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Where appropriate please make corresponding amendments to your previously filed 10-Q.

Management's Discussion and Analysis of Financial Condition and Results…, page 24
Liquidity and Capital Resources, page 26

2. Please disclose the material terms of each convertible note and the draw-down facility and the total amount outstanding for each. Please attach *executed* copies of each convertible note and draw-down facility as exhibits. Please disclose if any of the notes have been converted. Please also file an executed version of exhibit 10.1.

3. We note your disclosure on page 27 that on September 30, 2012, TrioResoucres AG entered into a financing agreement with three separate investors. We also note your disclosure that on October 31, 2012, TrioResoucres AG entered into similar financing

agreement with the same three investors. Please disclose the material terms of each financing agreement. Please attach executed copies of each financing agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 30

4. We note your response to comment 28 of our letter dated January 11, 2013 that Seagel Investment Corp. and Seagel Investment Ltd. are separate and non-related companies. We note that page 23 of the Exchange Agreement states that "Seagel Investment Corp." will receive 5% of the total number of shares outstanding following the closing of the Exchange Agreement and Exhibit A of the Exchange Agreement states that "Seagel Investment Ltd." owns 160,000 shares of common stock. We also note that Segal Investment Ltd. is a signatory to the Exchange Agreement. We also note that your 10-Q filed on February 19, 2013 refers to any entity called Seagel Investments Inc. Please revise your disclosure to clarify exactly how many shares of common stock and preferred stock are owned by (i) Seagel Investment Ltd.; (ii) Seagel Investment Corp.; and (iii) Seagel Investments Inc. Please disclose if these entities are affiliates. Please disclose if any shareholder that beneficially owns more than 5% of any class of your voting securities. Please refer to Item 403 of Regulation S-K.

5. We note your disclosure on page 35 that as of the closing of the Exchange Agreement 3,381,000 shares of common stock were issued and outstanding. We also note your disclosure on page 3 that as a result of the Share Exchange the Trio Shareholders owned 66.15% of the issued and outstanding shares of Common Stock. It appears that the Trio Shareholders owned approximately 62% of the shares of common stock. Please revise your disclosures as appropriate. Please disclose if any of the Trio Shareholders own more than 5% of any class of your voting securities.

Legal Proceedings, page 35

6. We note that in December 2012, 2023682 Ontario Inc. was fined $45,000 by the Ontario Ministry of the Environment for failing to comply with a Court Order to remove waste materials from a mill site. Please consider revising your disclosures to the extent that you could be liable for such penalty or be exposed to future liability for environmental claims related to any of your properties. Please disclose any other liabilities that you may incur as a result of the acquisition of certain assets from 2023682 Ontario Inc.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at 202- 551-3772 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director